UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________
THE DEWEY ELECTRONICS CORPORATION
(Name of Subject Company)

_______________________
Common Stock, $0.01 par value
(Title of Class of Securities)

252063102
(CUSIP Number of Class of Securities)
_______________________

William J. Golden
Polymathes Capital LLC
20 Nassau Street, Suite M
Princeton, New Jersey 08542
(609) 945-1690
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:
Nassau Legal Advisory
177 Nassau Street
Princeton, New Jersey 08542
June 3, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	810202101

1	NAMES OF REPORTING PERSONS Polymathes Founder Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3 5.51%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, $0.01 par value per share of The Dewey Electronics Corporation (“Issuer”), a New York corporation. Issuer is located at 27 Muller Road, Oakland, New Jersey 07436.

Item 2. Identity and Background.

This Statement is being filed by Polymathes Founder Fund LP (the “Reporting Person”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”). Set forth below is certain information with respect to the Reporting Person.

Polymathes Capital LLC (“Polymathes Capital”)

Polymathes Capital is a limited liability company formed in Delaware with its business address at 20 Nassau Street, Suite M, Princeton, New Jersey 08542. The business telephone is (609) 945-1690. The members are William J. Golden and John Wachter. Each member is a citizen of the United States. During the last five years, neither Polymathes Capital nor, to the best of its knowledge, any of its members has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Polymathes Founder Fund LP (“Polymathes Founder Fund”)

Polymathes Founder Fund is a limited partnership formed in Delaware with its business address at 20 Nassau Street, Suite M, Princeton, New Jersey 08542. The business telephone is (609) 945-1690. The general partner is Polymathes Capital. During the last five years, neither Polymathes Founder Fund nor, to the best of its knowledge, its general partner has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other consideration

The Reporting Person may be deemed to be the beneficial owner of, in aggregate, 75,100 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person collectively was approximately $113,990.00 (including commissions and premiums). The source of funding for these Shares was the general working capital of the purchaser.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares with the belief that the Shares were undervalued. The Reporting Person are considering ways for the Issuer to maximize shareholder value but have reached no conclusion. The Reporting Person may in the future seek to have discussions with the Issuer.

Item 5. Interest in Securities of the Issuer

(a)
 The Reporting Person may be deemed to beneficially own, in the aggregate, 75,100 Shares, representing approximately 5.51% of the Issuer’s outstanding Shares (based upon the 1,362,031 Shares stated to be outstanding as of May 10, 2013 by the Issuer in Issuer’s Form 10-Q for the quarterly period ended March 31, 2013).

(b)	For purposes of this Schedule 13D: Polymathes Founder Fund has sole voting and sole dispositive power with regards to 75,100 Shares.

(c)
The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by the Reporting Person, inclusive of any transactions effected through 5:00 p.m., New York City time, on June 13, 2013. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Shares	Price Per Share

Polymathes Founder Fund LP	5/13/2013	3,200	1.50
Polymathes Founder Fund LP	5/16/2013	1,000	1.52
Polymathes Founder Fund LP	5/16/2013	1,800	1.50
Polymathes Founder Fund LP	6/3/2013	1,000	1.58
Polymathes Founder Fund LP	6/4/2013	2,000	1.65
Polymathes Founder Fund LP	6/5/2013	98	1.69
Polymathes Founder Fund LP	6/5/2013	900	1.69
Polymathes Founder Fund LP	6/5/2013	1,000	1.68
Polymathes Founder Fund LP	6/6/2013	2,000	1.67
Polymathes Founder Fund LP	6/10/2013	100	1.63

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Polymathes Founder Fund LP

Dated: June 13, 2013	By:	/s/ John Wachter
	Name:	John Wachter
	Title:	Member of General Partner